File No. 812-15415

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d)AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of

BROOKFIELD INFRASTRUCTURE INCOME FUND INC., BROOKFIELD PRIVATE REAL ASSETS MASTER FUND L.P., BROOKFIELD PSG ICAV - BROOKFIELD PRIVATE REAL ASSETS QIAIF FUND, BROOKFIELD REAL ASSETS HYBRID ACCESS TRUST (CANADA), BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (TE) L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (NUS) L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (CAN) L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (CAN) TE L.P., BROOKFIELD SUPER-CORE INFRASTRUCTURE PARTNERS (ER) SCSP, BROOKFIELD INFRASTRUCTURE DEBT FUND II LP, BROOKFIELD INFRASTRUCTURE DEBT FUND II-A LP, BROOKFIELD INFRASTRUCTURE DEBT FUND II-B LP, BROOKFIELD INFRASTRUCTURE DEBT FUND EUROPE II SCSP, BROOKFIELD INFRASTRUCTURE DEBT FUND EUROPE II-A SCSP RAIF, BROOKFIELD INFRASTRUCTURE DEBT FUND III LP, BROOKFIELD INFRASTRUCTURE DEBT FUND III-A LP, BROOKFIELD INFRASTRUCTURE DEBT FUND III-B LP, BROOKFIELD INFRASTRUCTURE FUND III-A, L.P., BROOKFIELD INFRASTRUCTURE FUND III-B, L.P., BROOKFIELD INFRASTRUCTURE FUND III-D, L.P., BROOKFIELD INFRASTRUCTURE FUND III-A (CR), L.P., BROOKFIELD INFRASTRUCTURE FUND III-D (CR), L.P., BROOKFIELD INFRASTRUCTURE FUND IV-A, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-B, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-C, L.P., BROOKFIELD INFRASTRUCTURE FUND IV-ER SCSP, BROOKFIELD INFRASTRUCTURE FUND V (ER) SCSP, BROOKFIELD INFRASTRUCTURE FUND V-A, L.P., BROOKFIELD INFRASTRUCTURE FUND V-B, L.P., BROOKFIELD INFRASTRUCTURE FUND V-C, L.P., BROOKFIELD INFRASTRUCTURE PARTNERS L.P., BROOKFIELD RENEWABLE PARTNERS LP, BROOKFIELD GLOBAL TRANSITION FUND-A, L.P., BROOKFIELD GLOBAL TRANSITION FUND-B, L.P., BROOKFIELD GLOBAL TRANSITION FUND-C, L.P., BROOKFIELD GLOBAL TRANSITION FUND (ER) SCSP, BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., BROOKFIELD PUBLIC SECURITIES GROUP LLC, BROOKFIELD RENEWABLE ENERGY GROUP LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York 10281-1023

(212) 549-8408

Copies to:

Brian F. Hurley, Esq. Brookfield Infrastructure Income Fund, Inc. Brookfield Place 250 Vesey Street New York, NY 10281-1023 (855) 777-8001	Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000

September 12, 2023

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I.	Summary of Application

A.	Overview

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”)1, and Rule 17d-l thereunder,2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Brookfield Infrastructure Income Fund, Inc. (“BII”), an externally managed registered investment company that is classified as a non-diversified, closed-end management investment company under the Act;

•	Certain existing affiliated funds (as identified on Schedule A), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(7), or 3(c)(5)(C) of the Act (the “Existing Affiliated Funds”);

•	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (“BAM PIC”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to BII and certain Existing Affiliated Funds;

•	Brookfield Public Securities Group LLC (“PSG”), an investment adviser registered under the Advisers Act, which serves as the investment subadviser to BII; and

•	Brookfield Renewable Energy Group LLC (“BREG,” and together with BAM PIC and PSG, the “Existing Advisers”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds.

The relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) of the Act and the rules thereunder. All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application3 (the “Conditions”).

B.	Defined Terms

For the purposes of this Application:

“Adviser” means any Existing Advisers and any Future Adviser (defined below).

“Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Fund (as defined below) or any Brookfield Proprietary Account (as defined below). No Existing Affiliated Fund is a BDC Downstream Fund (as defined below).

“Applicants” means BII, the Existing Affiliated Funds and the Existing Advisers, each on behalf of itself and its successors.4

“BAM” means Brookfield Asset Management Ltd.

“BDC” means a business development company under the Act.5

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	No Regulated Fund (as defined below) or Affiliated Fund (as defined below) that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

[4]	The term “successor,” as applied to an Adviser, means an entity or entities that results from a reorganization into another jurisdiction or a change in the type of business organization.

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

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“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund, other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party (as defined below) of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board- Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then- current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will become effective only if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Brookfield Proprietary Accounts” means any account of an Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose), except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price6; and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more Affiliated Funds, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[6]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act” or “1933 Act”).

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“Future Adviser” means any future investment adviser that intends to participate in the Co-Investment Program and (a) controls, is controlled by, or is under common control with an Existing Adviser, (b) (i) is registered as an investment adviser under the Advisers Act or (ii) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, an Existing Adviser, and (c) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Affiliated Fund” means any entity (a) whose investment adviser (and subadviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7), or (y) relies on Rule 3a-7, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC; (b) whose investment adviser (and subadviser(s), if any) is an Adviser; and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a) (19). No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (Sept. 5, 1995); Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (June 7, 2000); and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (July 28, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(a)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(b)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means (a) BII, (b) the Future Regulated Funds and (c) the BDC Downstream Funds.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

[7]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

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“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate (as defined below).

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Tradable Security” means a security that at the time of Disposition:

(i) trades on a national securities exchange or designated offshore securities market, as defined in Rule 902(b) under the Securities Act;

(ii) is not subject to restrictive agreements with the issuer or other security holders; and

(iii) trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41)) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means an entity (a) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (c) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (d) that either (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act.

II.	Applicants

Brookfield Asset Management Ltd. (“BAM”) directly or indirectly controls or is deemed to control all of the Advisers. BAM is a public company that is engaged in the business of providing alternative asset management services globally, with a focus on investing in long-life, high-quality real assets across real estate, infrastructure, renewable power, and private equity. BAM is organized as a corporation in Ontario, Canada, and is headquartered in Toronto, Canada. BAM is subject to the U.S. securities laws as a foreign issuer of shares, which are registered under the Securities Act, and are co-listed on the New York Stock Exchange and the Toronto Stock Exchange. It provides a wide variety of investment products to its investors, including private funds,8 listed issuers,9 and public securities.10 In addition, BAM (including its affiliates) makes investments, as principal, in private funds that it has established and for which it serves as investment manager, in the listed issuers and other listed securities, and in its residential development business and energy marketing activities. As of June 30, 2023, BAM had approximately $850 billion of assets under management. BAM is not an investment adviser and does not expect to be an investment adviser in the future and will not be the source of any Potential Co-Investment Transactions under the requested Order. As a result, BAM has not been included as an Applicant.

[8]	BAM’s private funds include real estate funds, infrastructure funds, and private equity funds that it or an affiliate has established and for which it (or an affiliate) serves as investment manager.

[9]	BAM’s listed issuers include the following public limited partnerships for which it or an affiliate serves as general partner: Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P., and Brookfield Business Partners L.P. Each of these entities is organized as a Bermuda limited partnership, and each is engaged in an operating business that would not cause it to be an “investment company” as defined in Section 3(a)(1) of the 1940 Act.

[10]	Brookfield Public Securities Group LLC, an affiliate of BAM, provides investment management services for investment in public securities to separately managed accounts, mutual funds, and closed-end funds (including BII).

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A.	Brookfield Infrastructure Income Fund, Inc. (BII)

BII is a Maryland corporation that is structured as an externally-managed, non-diversified, closed-end management investment company. On April 5, 2023, BII filed a Notification of Registration on Form N-8A pursuant to Section 8(a) of the 1940 Act to register as an investment company under the 1940 Act, and its shares are expected to be registered under the Securities Act for their offer and sale to the public.

BII’s Objective and Strategy is to maximize total returns through growth of capital and current income. BII seeks to achieve its investment objective by investing primarily in infrastructure assets and companies as well as related securities of companies that own infrastructure assets.

The Board of Directors of BII (the “BII Board”) is comprised currently of one sole director for organizational purposes. 11 BAM PIC and PSG serve as the investment adviser and the investment subadviser, respectively, to BII.

B.	Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (BAM PIC)

BAM PIC, a Manitoba limited partnership organized under the laws of Canada and indirect wholly-owned subsidiary of BAM, is registered as an investment adviser under the Advisers Act. BAM PIC currently serves as the investment adviser to the Existing Affiliated Funds. It provides investment advisory services to certain private investment funds generally structured as limited partnerships (and alternative investment vehicles and parallel or co-investment vehicles formed for investments made outside or alongside the limited partnerships), publicly listed operating partnerships and joint-ventures.

C.	Brookfield Public Securities Group LLC (PSG)

PSG, a Delaware limited liability company and indirect wholly-owned subsidiary of BAM, is registered as an investment adviser under the Advisers Act. PSG currently serves as investment subadviser to BII pursuant to a sub-advisory agreement with BAM PIC. PSG provides investment advisory services on a discretionary and non-discretionary basis to financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds, retail high net worth, institutional investors, separate accounts, separately managed accounts and uniform model accounts (wrap fee programs), investment companies with variable capital authorized as undertakings for collective investment in transferable securities (UCITS), open-end and closed-end investment companies registered under the Act, and investment companies that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the Act.

D.	Brookfield Renewable Energy Group LLC (BREG)

BREG, a Delaware limited liability company and indirect wholly-owned subsidiary of BAM, is registered as an investment adviser under the Advisers Act. BREG provides investment advisory services to certain public and private investment vehicles and programs, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield Proprietary Accounts.

E.	Existing Affiliated Funds

BAM PIC and BREG each serve as the investment adviser to different Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Schedule A. The Existing Affiliated Funds are investment funds each of whose investment adviser and investment subadviser (if any) is an Adviser and each of which is a separate and distinct legal entity which would be an investment company but for Section 3(c)(1), 3(c)(7) or 3(c)(5)(C) of the Act.

F.	Brookfield Proprietary Accounts

The Brookfield Proprietary Accounts will hold various financial assets in a principal capacity. BAM PIC and BREG have business lines that may operate through wholly-or majority-owned subsidiaries. All Brookfield Proprietary Accounts that exist and intend to participate in the Co-Investment Program are listed as Applicants. Each Brookfield Proprietary Account will be subject to oversight by an Adviser. As a result, an Adviser will ensure compliance by each Brookfield Proprietary Account with the conditions of the Application in the same manner in which the Adviser will ensure compliance by each Affiliated Fund.

III.	Order Requested

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

[11]	The Board of each Regulated Fund will consist of a majority of members who are not “interested persons” of such Regulated Fund within the meaning of Section 2(a)(19) of the Act.

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A.	Overview

The Advisers generate a significant amount of investment opportunities. As a result, the Advisers must determine how to allocate those opportunities in a manner that is, over time, fair and equitable to all of their clients and does not violate the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4). Such investment opportunities may be Potential Co-Investment Transactions.

Applicants discuss the need for the requested relief in greater detail in section III.C below.

Each Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (1) be fair and equitable to the Regulated Funds and the Affiliated Funds and (2) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including opportunities for Follow-On Investments); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Each Adviser is organized and managed such that portfolio management teams (“Investment Teams”),12 responsible for evaluating investment opportunities and making investment decisions on behalf of clients, are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Adviser considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow such Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).13 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Advisers to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

[12]	Investment Teams responsible for an area of investment may, but need not, include investment professionals and senior management from among one or more of the Advisers.

[13]	Representatives from each Adviser to a Regulated Fund are members of each Investment Team, or are otherwise entitled to participate in each meeting of any Investment Team, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team.

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Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser to a Regulated Fund will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of such Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund, and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or subadviser to a Regulated Fund or Affiliated Fund.

(b)	Order Placement and Allocation

General. If an Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team(s), formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the applicable Investment Team will approve the investment and the investment amount. Thereafter, a representative of the applicable Investment Team will notify the allocation committee that coordinates and facilitates an order submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund to the extent such investment is consistent with its Board-Established Criteria and/or falls within its then-current investment objectives and strategies. Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Adviser’s written allocation policies and procedures, by both the allocation committee, consisting of legal, compliance and operations personnel, and/or the applicable Investment Team of the Adviser.14 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III.A.1(c) below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the legal and compliance team, led by the general counsel and chief compliance officer, and approved by the Board of each Regulated Fund.

[14]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.

[15]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co- Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

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(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party. A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co- Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Standard Review Follow-Ons”) would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8. If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment (hereinafter referred to as “Enhanced Review Follow-Ons”) would be subject to the “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9.

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(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment’ is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and, therefore, do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow- On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co- Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in an issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co- Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4(b) below and governed by Condition 7.

[16]	See note 32, below.

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(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c) (ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund and each Affiliated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly Owned Investment Subsidiaries

A Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

[17]	See note 30, below.

[18]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be seeking to reduce its short term assets (i.e., cash) to pay down long term liabilities.

[19]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand- alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

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Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and 57(a)(4)

Section 17(d) generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C); or

•	any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[20] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds, together with other Regulated Funds and Affiliated Funds, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.21

2.	Rule 17d-l

Rule 17d-l generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[20]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[21]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s subadvisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

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Rule 17d-l was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-l, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-l is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)...is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-l and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-l and/or Section 57(b), as modified by Rule 57b-l thereunder, as applicable, vis-a-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-a-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser is the investment adviser (and subadviser(s), if any) to, and may be deemed to control, each of the Existing Affiliated Funds, and an Adviser to Affiliated Funds will be the investment adviser (and subadviser(s), if any) to, and may be deemed to control, any other Affiliated Fund; (ii) an Existing Adviser is the investment adviser (and subadviser(s), if any ) to, and may be deemed to control, BII, and an Adviser will be the investment adviser (and subadviser(s), if any) to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the Future Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or Rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

[22]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[23]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[24]	H. Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

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Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly- Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus also subject to the provisions of Rule 17d-l and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because Brookfield Proprietary Accounts are controlled by an Adviser or its affiliates and, therefore, may be under common control with BII, an Adviser, and any Future Regulated Funds, the Brookfield Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.25 The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020, and subsequent exemptive relief.26 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the precedent orders cited in this Application.

IV.	Statement in Support of Relief Requested

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

[25]	See, e.g., JPM Private Markets Fund, et al., (File No. 812-15396) Investment Company Act Rel. Nos. 34939 (June 6, 2023) (order) and 34914 (May 10, 2023) (notice); BlackRock Capital Investment Corporation, et al., (File No. 812-15259) Investment Company Act Rel. Nos. 34558 (April 14, 2022) (order) and 34535 (March 18, 2022) (notice); Jefferies Private Credit BDC Inc., et al., (File No. 812-15136) Investment Company Act Rel. Nos. 34551 (March 30, 2022) (order) and 34522 (March 2, 2022) (notice); Commonwealth Credit Partners BDC I, Inc., et al. (File No. 812-15195) Investment Company Act Rel. Nos. 34347 (August 2, 2021) (order) and 34325 (July 7, 2021) (notice); Investcorp Credit Management BDC, Inc., et al. (File No. 812- 15176) Investment Company Act Rel. Nos. 34338 (July 20, 2021) (order) and 34318 (June 24, 2021) (notice); iCapital KKR Private Markets Fund, et al. (File No. 812-15194) Investment Company Act Rel. Nos. 34332 (July 15, 2021) (order) and 34317 (June 24, 2021) (notice); First Eagle Alternative Capital BDC, et al. (File No. 812-15151) Investment Company Act Rel. Nos. 34330 (July 13, 2021) (order) and 34301 (June 15, 2021) (notice); Franklin Templeton Co-Investing Interval Fund, et al. (File No. 812-15170) Investment Company Act Rel. Nos. 34307 (June 22, 2021) (order) and 34289 (May 27, 2021) (notice); Delaware Wilshire Private Markets Master Fund, et al. (File No. 812-15119-01) Investment Company Act Rel. Nos. 34296 (June 8, 2021) (order) and 34270 (May 12, 2021) (notice); Rand Capital Corporation, et al. (File No. 812-15174) Investment Company Act Rel. Nos. 34237 (Mar. 29, 2021) (order) and 34218 (Mar. 1, 2021) (notice); Star Mountain Credit Opportunities Fund, LP, et al. (File No. 812-15120) Investment Company Act Rel. Nos. 34228 (Mar. 23, 2021) (order) and 34202 (Feb. 23, 2021) (notice).

[26]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

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As required by Rule 17d-l(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds and on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are reasonable and fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no such fund receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition, eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that a pro rata approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

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In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies and purposes of the Act and would be done in a manner such that each Regulated Fund’s participation is not different from, or less advantageous than, that of the other participants.

V.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board- Established Criteria of any Regulated Fund each Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions.

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co- Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.(b) above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b), each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

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(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Regulated Funds and Affiliated Funds is made is the same and (y) the earliest settlement date and the latest settlement date of any Regulated Fund or Affiliated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund, or any affiliated person of any other Regulated Fund or Affiliated Fund, receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect27 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below[28], a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.	Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into, and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund, and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[27]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[28]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which such Regulated Fund already holds investments.

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6.	Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

a.            the Adviser to such Regulated Fund or Affiliated Fund29 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

b.            the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;30 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co- Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 7.

(b) Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

[29]	Any Brookfield Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a) (i), 8(a)(i) and 9(a)(i).

[30]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

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a.	the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv); and

b.            the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-l, as applicable, and records the basis for the finding in the Board minutes.

(c)	Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to any other Regulated Fund and the Affiliated Funds;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre- Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-l) or Rule 17d-l, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial31 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

(v) No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a) (9)).

8.	Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,32 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

[31]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[32]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

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(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a standalone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.l.(b).

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition 8 will be considered a Co- Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co- Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition 9.

(b) Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-l) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

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(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre- Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No Control. The Affiliated Funds, the other Regulated Funds and their “affiliated persons” (within the meaning of Section 2(a)(3)(C)), individually or in the aggregate, do not “control” the issuer of the securities (within the meaning of Section 2(a) (9)).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.l.(b) above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co- Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co- Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

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(b) All information presented to the Regulated Fund’s Board pursuant to this Condition 10 will be kept for the life of the Regulated Fund and at least two years thereafter and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of this Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence. No Independent Director (including the non-interested members of each Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in Section 2(a)(3)) of any Affiliated Fund.

13.	Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.	Transaction Fees.[33] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co- Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.	Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

VI.	Procedural Matters

1.	Communications.

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states its address for purposes of this Application is as indicated below:

[33]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co- Investment Transaction.

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Brian F. Hurley, Esq.

Brookfield Asset Management Ltd.

Brookfield Place 250 Vesey Street

New York, NY 10281-1023

The Applicants further state that all written and oral communications concerning the Application should be directed to:

Michael R. Rosella, Esq.

Thomas D. Peeney, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

2.	Authorization.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 12th day of September, 2023.

Brookfield Infrastructure Income Fund Inc.

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President

Brookfield Private Real Assets Master Fund L.P.
Brookfield PSG ICAV - Brookfield Private Real Assets QIAIF Fund
Brookfield Real Assets Hybrid Access Trust (Canada)

By: Brookfield Real Assets Hybrid Fund GP LLC, its general partner

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: Vice President

Brookfield Super-Core Infrastructure Partners L.P.
Brookfield Super-Core Infrastructure Partners (TE) L.P.
Brookfield Super-Core Infrastructure Partners (NUS) L.P.
Brookfield Super-Core Infrastructure Partners (CAN) L.P.
Brookfield Super-Core Infrastructure Partners (CAN) TE L.P.

By: Brookfield Super-Core Infrastructure Partners GP LLC, its general partner

By: Brookfield Super-Core Infrastructure Partners GP of GP LLC, its manager

/s/ Fred Day
Name: Fred Day
Title: Vice President

Brookfield Super-Core Infrastructure Partners (ER) SCSp

By: BSIP GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

23

Brookfield Infrastructure Debt Fund II LP
Brookfield Infrastructure Debt Fund II-A LP
Brookfield Infrastructure Debt Fund II-B LP

By: BID II-A GP, LTD, its general partner

/s/ Heather Beanland
Name: Heather Beanland
Title: Director

/s/ Christopher Tribley
Name: Christopher Tribley
Title: Director

Brookfield Infrastructure Debt Fund Europe II SCSp
Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF

By: BID II GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

Brookfield Infrastructure Debt Fund III LP
Brookfield Infrastructure Debt Fund III-A LP
Brookfield Infrastructure Debt Fund III-B LP

By: BID III-A GP, LTD, its general partner

/s/ Heather Beanland
Name: Heather Beanland
Title: Director

/s/ Christopher Tribley
Name: Christopher Tribley
Title: Director

Brookfield Infrastructure Fund III-A, L.P.
Brookfield Infrastructure Fund III-B, L.P.
Brookfield Infrastructure Fund III-D, L.P.
Brookfield Infrastructure Fund III-A (CR), L.P.
Brookfield Infrastructure Fund III-D (CR), L.P.

By: Brookfield Infrastructure Fund III GP LLC, its general partner

/s/ Fred Day
Name: Fred Day
Title: Authorized Signatory

Brookfield Infrastructure Fund IV-A, L.P.
Brookfield Infrastructure Fund IV-B, L.P.
Brookfield Infrastructure Fund IV-C, L.P.

By: Brookfield Infrastructure Fund IV GP LLC, its general partner

By: Brookfield Infrastructure Fund IV Officer GP LLC, its sole member

/s/ Fred Day
Name: Fred Day
Title: Vice President

Brookfield Infrastructure Fund IV-ER, SCSp

By: Brookfield Infrastructure Fund IV GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

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Brookfield Infrastructure Fund V (ER) SCSp

By: Brookfield Infrastructure Fund V GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

Brookfield Infrastructure Fund V-A, L.P.
Brookfield Infrastructure Fund V-B, L.P.
Brookfield Infrastructure Fund V-C, L.P.

By: Brookfield Infrastructure Fund V GP LLC, its general partner

By: Brookfield Infrastructure Fund V Officer GP LLC, its sole member

/s/ Fred Day
Name: Fred Day
Title: Managing Director

Brookfield Global Transition Fund-A, L.P.
Brookfield Global Transition Fund-B, L.P.
Brookfield Global Transition Fund-C, L.P.

By: Brookfield Global Transition Fund GP, L.P., its general partner

/s/ John Stinebaugh
Name: John Stinebaugh
Title: Authorized Signatory

Brookfield Global Transition Fund (ER) SCSp

By: Brookfield Global Transition Fund GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

Brookfield Infrastructure Partners L.P.

By: Brookfield Infrastructure Partners Limited, its general partner

/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Brookfield Renewable Partners LP

By: Brookfield Renewable Partners Limited, its general partner

/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Brookfield Asset Management Private Institutional Capital Adviser (CANADA), L.P.

By: Brookfield Infrastructure GP ULC, its general partner

/s/ Carl Ching
Name: Carl Ching
Title: Senior Vice President

Brookfield Public Securities Group LLC

/s/ Brian F. Hurley
Name: Brian F. Hurley Title: General Counsel

Brookfield Renewable Energy Group LLC

/s/ Michael Tebbutt
Name: Michael Tebbutt
Title: Senior Vice President

/s/ Adrienne Moore
Name: Adrienne Moore
Title: Senior Vice President

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SCHEDULE A

Existing Affiliated Funds

Brookfield Private Real Assets Master Fund L.P.

Brookfield PSG ICAV – Brookfield Private Real Assets QIAIF Fund

Brookfield Real Assets Hybrid Access Trust (Canada)

Brookfield Super-Core Infrastructure Partners L.P.

Brookfield Super-Core Infrastructure Partners (TE) L.P.

Brookfield Super-Core Infrastructure Partners (NUS) L.P.

Brookfield Super-Core Infrastructure Partners (ER) SCSP

Brookfield Super-Core Infrastructure Partners (CAN) L.P.

Brookfield Super-Core Infrastructure Partners (CAN) TE L.P.

Brookfield Infrastructure Debt Fund II LP

Brookfield Infrastructure Debt Fund II-A LP

Brookfield Infrastructure Debt Fund II-B LP

Brookfield Infrastructure Debt Fund Europe II SCSp

Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF

Brookfield Infrastructure Debt Fund III LP

Brookfield Infrastructure Debt Fund III-A LP

Brookfield Infrastructure Debt Fund III-B LP

Brookfield Infrastructure Fund III-A, L.P.

Brookfield Infrastructure Fund III-B, L.P.

Brookfield Infrastructure Fund III-D, L.P.

Brookfield Infrastructure Fund III-A (CR), L.P.

Brookfield Infrastructure Fund III-D (CR), L.P.

Brookfield Infrastructure Fund IV-A, L.P.

Brookfield Infrastructure Fund IV-B, L.P.

Brookfield Infrastructure Fund IV-C, L.P.

Brookfield Infrastructure Fund IV-ER SCSp

Brookfield Infrastructure Fund V (ER) SCSp

Brookfield Infrastructure Fund V-A, L.P.

Brookfield Infrastructure Fund V-B, L.P.

Brookfield Infrastructure Fund V-C, L.P.

Brookfield Infrastructure Partners L.P.

Brookfield Renewable Partners LP

Brookfield Global Transition Fund-A, L.P.

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Brookfield Global Transition Fund-B, L.P.

Brookfield Global Transition Fund-C, L.P.

Brookfield Global Transition Fund (ER) SCSp

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EXHIBIT A-l

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Income Fund Inc., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Infrastructure Income Fund Inc.

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President

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EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Private Real Assets Master Fund L.P., Brookfield PSG ICAV – Brookfield Private Real Assets QIAIF Fund and Brookfield Real Assets Hybrid Access Trust (Canada), that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Private Real Assets Master Fund L.P.
Brookfield PSG ICAV – Brookfield Private Real Assets QIAIF Fund
Brookfield Real Assets Hybrid Access Trust (Canada)

By: Brookfield Real Assets Hybrid Fund GP LLC, its general partner

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: Vice President

29

EXHIBIT A-3

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Super-Core Infrastructure Partners L.P., Brookfield Super-Core Infrastructure Partners (TE) L.P., Brookfield Super-Core Infrastructure Partners (NUS) L.P., Brookfield Super-Core Infrastructure Partners (CAN) L.P., and Brookfield Super-Core Infrastructure Partners (CAN) TE L.P., and Brookfield Super-Core Infrastructure Partners (ER) SCSP, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Super-Core Infrastructure Partners L.P.
Brookfield Super-Core Infrastructure Partners (TE) L.P.
Brookfield Super-Core Infrastructure Partners (NUS) L.P.
Brookfield Super-Core Infrastructure Partners (CAN) L.P.
Brookfield Super-Core Infrastructure Partners (CAN) TE L.P.

By: Brookfield Super-Core Infrastructure Partners GP LLC, its general partner

By: Brookfield Super-Core Infrastructure Partners GP of GP LLC, its manager

/s/ Fred Day
Name: Fred Day
Title: Vice President

Brookfield Super-Core Infrastructure Partners (ER) SCSP

By: BSIP GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

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EXHIBIT A-4

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Debt Fund II LP, Brookfield Infrastructure Debt Fund II-A LP and Brookfield Infrastructure Debt Fund II-B LP, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Infrastructure Debt Fund II LP
Brookfield Infrastructure Debt Fund II-A LP
Brookfield Infrastructure Debt Fund II-B LP

By: BID II-A GP, LTD, its general partner

/s/ Heather Beanland
Name: Heather Beanland
Title: Director

/s/ Christopher Tribley
Name: Christopher Tribley
Title: Director

31

EXHIBIT A-5

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Debt Fund Europe II SCSp and Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Infrastructure Debt Fund Europe II SCSp
Brookfield Infrastructure Debt Fund Europe II-A SCSp RAIF

By: BID II GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

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EXHIBIT A-6

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Debt Fund III LP, Brookfield Infrastructure Debt Fund III-A LP and Brookfield Infrastructure Debt Fund III-B LP, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Infrastructure Debt Fund III LP
Brookfield Infrastructure Debt Fund III-A LP
Brookfield Infrastructure Debt Fund III-B LP

By: BID III-A GP, LTD, its general partner

/s/ Heather Beanland
Name: Heather Beanland
Title: Director

/s/ Christopher Tribley
Name: Christopher Tribley
Title: Director

33

EXHIBIT A-7

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Fund III-A, L.P., Brookfield Infrastructure Fund III-B, L.P., Brookfield Infrastructure Fund III-D, L.P., Brookfield Infrastructure Fund III-A (CR), L.P. and Brookfield Infrastructure Fund III-D (CR), L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Infrastructure Fund III-A, L.P.
Brookfield Infrastructure Fund III-B, L.P.
Brookfield Infrastructure Fund III-D, L.P.
Brookfield Infrastructure Fund III-A (CR), L.P.
Brookfield Infrastructure Fund III-D (CR), L.P

By: Brookfield Infrastructure Fund III GP LLC, its general partner

/s/ Fred Day
Name: Fred Day
Title: Authorized Signatory

34

EXHIBIT A-8

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Fund IV-A, L.P., Brookfield Infrastructure Fund IV-B, L.P., Brookfield Infrastructure Fund IV-C, L.P. and Brookfield Infrastructure Fund IV-ER SCSp, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Infrastructure Fund IV-A, L.P.
Brookfield Infrastructure Fund IV-B, L.P.
Brookfield Infrastructure Fund IV-C, L.P.

By: Brookfield Infrastructure Fund IV GP LLC, its general partner

By: Brookfield Infrastructure Fund IV Officer GP LLC, its sole member

/s/ Fred Day
Name: Fred Day
Title: Vice President

Brookfield Infrastructure Fund IV-ER SCSp

By: Brookfield Infrastructure Fund IV GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

35

EXHIBIT A-9

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Fund V (ER) SCSp, Brookfield Infrastructure Fund V-A, L.P., Brookfield Infrastructure Fund V-B, L.P. and Brookfield Infrastructure Fund V-C, L.P., that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Infrastructure Fund V (ER) SCSp

By: Brookfield Infrastructure Fund V GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

Brookfield Infrastructure Fund V-A, L.P.
Brookfield Infrastructure Fund V-B, L.P.
Brookfield Infrastructure Fund V-C, L.P.

By: Brookfield Infrastructure Fund V GP LLC, its general partner

By: Brookfield Infrastructure Fund V Officer GP LLC, its sole member

/s/ Fred Day
Name: Fred Day
Title: Managing Director

36

EXHIBIT A-10

VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Infrastructure Partners L.P., that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Brookfield Infrastructure Partners L.P.

By: Brookfield Infrastructure Partners Limited, its general partner

/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

37

EXHIBIT A-11

VERIFICATION

The undersigned states that she has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Renewable Partners LP, that she is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of her knowledge, information and belief.

Brookfield Renewable Partners LP

By: Brookfield Renewable Partners Limited, its general partner

/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

38

EXHIBIT A-12

VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Global Transition Fund-A, L.P., Brookfield Global Transition Fund-B, L.P., Brookfield Global Transition Fund-C, L.P. and Brookfield Global Transition Fund (ER) SCSp, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Global Transition Fund-A, L.P.
Brookfield Global Transition Fund-B, L.P.
Brookfield Global Transition Fund-C, L.P.

By: Brookfield Global Transition Fund GP, L.P., its general partner

/s/ John Stinebaugh
Name: John Stinebaugh
Title: Authorized Signatory

Brookfield Global Transition Fund (ER) SCSp

By: Brookfield Global Transition Fund GP S.a.r.l., its general partner

/s/ Carolina Parisi
Name: Carolina Parisi
Title: Authorized Signatory

/s/ Lydie Bini
Name: Lydie Bini
Title: Authorized Signatory

39

EXHIBIT A-13

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Asset Management Private Institutional Capital Adviser (CANADA), L.P., that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Asset Management Private Institutional Capital Adviser (CANADA), L.P.

By: Brookfield Infrastructure GP ULC, its general partner

/s/ Carl Ching
Name: Carl Ching
Title: Senior Vice President

40

EXHIBIT A-14
VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Public Securities Group LLC, that he is the authorized signatory of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

Brookfield Public Securities Group LLC

/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: General Counsel

41

EXHIBIT A-15
VERIFICATION

The undersigned states that they have duly executed the attached Application dated as of September 12, 2023, for and on behalf of Brookfield Renewable Energy Group LLC, that they are the authorized signatories of the company and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the company has been taken. The undersigned further states that they are familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of their knowledge, information and belief.

Brookfield Renewable Energy Group LLC

/s/ Michael Tebbutt
Name: Michael Tebbutt
Title: Senior Vice President

/s/ Adrienne Moore
Name: Adrienne Moore
Title: Senior Vice President

42

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS OF

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

BE IT RESOLVED, that the officers of Brookfield Infrastructure Income Fund Inc. (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, the Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the SEC pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, to permit certain joint transactions that otherwise may be prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act; and be it further

RESOLVED, that all acts and things previously done by any Authorized Officer, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing are in all respects authorized, ratified, approved, confirmed and adopted as acts and deeds by and on behalf of the Fund; and be it further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

43